As filed with the Securities and Exchange Commission on January 19, 1998
                                                      Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ______________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 _______________
                                    KTI, INC.
             (Exact name of registrant as specified in its charter)
          NEW JERSEY                                   22-2665282
(State or other jurisdiction 			        (I.R.S.
of incorporation or organization)            Employer Identification No.)

                               7000 BOULEVARD EAST
                          GUTTENBERG, NEW JERSEY  07093
                                 (201) 854-7777
(Address, including zip code, and telephone including area code, of registrant's principal executive offices)

                             ROBERT E. WETZEL, ESQ.
                                  C/O KTI, INC.
                               7000 BOULEVARD EAST
                          GUTTENBERG, NEW JERSEY 07093
                                 (201) 854-7777
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              BRIAN HOFFMANN, ESQ.
                             MCDERMOTT, WILL & EMERY
                              50 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK  10020
                                 (212) 547-5400

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Section 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                     CALCULATION OF REGISTRATION FEE

 Title of each class                   Number of         Proposed          Proposed           Amount of
 of securities to be                   Shares            maximum           maximum          registration
 registered                            to be             offering price    aggregate            fee
                                       registered        per share         offering price

 Common Stock, no par value               2,453,237         $16.125         $39,558,446.625     $11,669.74

(1) Estimated solely for the purpose of calculating the registration fee in accordance with rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices reported on the NASDAQ
     National Market on January 12, 1998.



                           _______________

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.


                                 KTI, INC.

                    2,453,237 SHARES OF COMMON STOCK
                           _______________

     This prospectus relates to the resale of an aggregate of 2,453,237 shares of common stock, no par value (the "Common Stock"), of KTI, Inc., a New Jersey corporation (the "Company"), consisting of (a) 893,263 shares of Common Stock previously issued by the Company, (b) up to 1,431,724 shares of Common Stock issuable upon conversion of the Company's Series B Convertible Exchangeable Preferred Stock (the "Series B Preferred"), and (c) 128,250 shares of Common Stock issuable upon the exercise of warrants (the "Warrants"), in each case, by the selling shareholders named herein (the "Selling Shareholders"). The shares of Common Stock offered hereby (the "Shares") may be offered for sale from time to time by the Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the NASDAQ National Market, in the over-the-counter market, in privately negotiated transactions, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares are intended to be sold through one or more broker-dealers or directly to purchasers. Such broker-dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders or purchasers of the Shares for whom such broker-dealers may act as agent, or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary concessions). The Selling Shareholders and any broker-dealers who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and proceeds of any resale of the Shares may be deemed to be underwriting discounts and commissions under the Act. See "Selling Security Holders" and "Plan of Distribution."


     Of the Shares offered hereby, 893,263 shares of Common Stock are presently issued and outstanding. Up to 1,431,724 shares of Common Stock are issuable upon conversion of the Series B Preferred, based on a conversion price of $11.75, and 128,250 shares of Common Stock are issuable upon the exercise of the Warrants, 95,750 of which are exercisable at a price of $9.875 per share and have an expiration date of August 15, 2002, 15,000 of which are exercisable at a price of $9.25 and have an expiration date of June 16, 2002, 5,000 of which are exercisable at a price of $9.00 per share and have an expiration date of June 30, 2002 and 12,500 of which are exercisable at $10.00 per share and have an expiration date of October 22, 2002. The exercise price and the number of shares issuable upon conversion of the Series B Preferred and upon exercise of the Warrants are subject to adjustment in the event of stock splits, stock combinations, mergers, reorganizations, and certain other transactions involving the Company. If all of the Warrants are exercised, the Company will receive proceeds of approximately $1,254,281.25. The proceeds from the sale of the shares of Common Stock hereunder will be received solely by the Selling Shareholders.


     The Common Stock is listed on the NASDAQ National Market System under the symbol "KTIE." On January __, 1998, the last reported sale price of the Common Stock, as reported on the NASDAQ National Market System, was $___ per share.


            AN INVESTMENT IN THE SECURITIES OFFERED PURSUANT TO THIS

              PROSPECTUS IS SPECULATIVE AND INVOLVES A HIGH DEGREE
                 OF RISK.  SEE "RISK FACTORS" AT PAGES 6 TO 13.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE

           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES

            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF

                   THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.



                The date of this Prospectus is January __, 1998.


                              AVAILABLE INFORMATION


The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (referred to herein, together with all other amendments and exhibits, as the "Registration Statement") under the Securities Act for the registration of the Common Stock offered hereby.
This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted from this Prospectus in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement, exhibits, schedules thereto, and the financial statement and notes thereto filed or incorporated by reference as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Commission. Such reports, proxy statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.



                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE



     The following documents have been filed with the Commission and are incorporated herein by reference and made a part of this Prospectus:


     (i)  Annual Report on Form 10-K for the year ended December 31, 1996;


    (ii)  Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;


   (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended on Form 10-Q/A;


    (iv)  Quarterly Report on Form 10-Q for the quarter ended September 30,
          1997;


     (v)  Report on Form 8-K dated May 28, 1997;


    (vi)  Report on Form 8-K dated June 4, 1997;


   (vii)  Report on Form 8-K dated June 19, 1997;


  (viii)  Report on Form 8-K dated July 29, 1997;


    (ix)  Report on Form 8-K dated August 12, 1997;


     (x)  Report on Form 8-K dated August 15, 1997;


    (xi)  Report on Form 8-K dated September 16, 1997;


   (xii)  Report on Form 8-K dated September 30, 1997, as amended on Form
          8-K/A;


  (xiii)  Report on Form 8-K dated November 12, 1997; and


   (xiv)  Report on Form 8-K dated November 14, 1997.



     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, replaced or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to:


                                    KTI, Inc.

                               7000 Boulevard East
                          Guttenberg, New Jersey  07093

                          Attention:  Robert E. Wetzel
                        Telephone Number:  (201) 854-7777



                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     All statements contained herein or incorporated by reference herein that are not historical facts, including but not limited to statements regarding the Company's current business strategy, prospective joint ventures, and plans for future development and operations, are based upon current expectations. These statements are forward-looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors in addition to the foregoing that could cause actual results to differ materially are the following: (i) the availability of sufficient capital to finance the Company's business plan on terms satisfactory to the Company; (ii) competitive factors such as availability of less expensive waste disposal outlets or expanded recycling programs that may significantly reduce the amount of waste products available to the Company's facilities; (iii) any further restructuring of the Company's power purchase agreement with Central Maine Power Company or any restructuring of the Company's power purchase agreements with Bangor-Hydro Electric Company and Florida Power Corporation; (iv) changes in labor, equipment and capital costs; (v) the ability of the Company to consummate any contemplated joint ventures and/or restructuring on terms satisfactory to the Company;
(vi) changes in regulations affecting the waste disposal and recycling industries; (vii) the ability of the Company to comply with the restrictions imposed upon it in connection with its outstanding indebtedness; (viii) future acquisitions or strategic partnerships; (ix) general business and economic conditions; and (x) other factors described from time to time in the Company s reports filed with the Commission and in the "Risk Factors" section of this Prospectus. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.


                                     SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference herein. All share numbers have been adjusted to give effect to a 5% stock dividend paid on March 28, 1997.


THE COMPANY


     KTI, Inc. (individually and collectively with its subsidiaries, the "Company"), incorporated in New Jersey in 1985, has developed an integrated waste management business providing waste handling and disposal services for ordinary, non-hazardous solid waste from residential commercial and industrial sources ("MSW"). The Company is a holding company, and substantially all of its operating assets are owned by corporate and partnership subsidiaries. The principal executive offices of the Company are located at 7000 Boulevard East, Guttenberg, New Jersey 07093. Its telephone number is (201) 854-7777.


     The Company's current business plan for its integrated waste handling business includes the following elements: (i) to maximize refuse derived fuel ("RDF") production and operating efficiencies at the Company's waste-to-energy facilities, (ii) to continue to focus on lowering expenses of its waste-to-energy facilities, by identifying less costly means of disposal and recycling of MSW process and ash combustion residues produced by its waste-to-energy facilities, (iii) to utilize its expanded specialty waste disposal capabilities to offset the effects of the seasonal nature of the traditional MSW market and the uncertainties of the MSW spot market, which specialty waste disposal would increase revenue due to the higher tipping fees that the Company believes its facilities will be able to charge for processing such waste, (iv) to enhance the value of its wood waste processing business by expanding the utilization of available capacity through the acquisition of additional materials and expanding the menu of materials processed, (v) to recycle ash produced by waste-to-energy facilities, (vi) to expand its waste brokerage service, and (vii) to utilize its experience gained in restructuring the power supply contract of one of the Company's waste-to-energy facilities, in waste handling and processing, in turning around troubled facilities and in operating waste facilities by acquiring an interest in or assuming operational responsibility for other waste disposal or recycling facilities in financial or operational distress.


     The implementation of parts of the foregoing business plan has only recently commenced and there can be no assurance that such plan will be successful.



RECENT DEVELOPMENTS


     In April, 1996, the Company entered into agreements with American Ash Recycling Corp., a Florida corporation ("AAR"), pursuant to which the Company acquired a 60% limited partnership interest in a limited partnership formed to operate a municipal waste combuster ("MWC") ash recycling facility in the State of Maine (the "Maine Partnership"). Until recently, the Maine Partnership was in the process of obtaining its federal, state and local permits. The Company had originally agreed to become a 60% limited partner, if appropriate, in up to eight (8) more ash recycling facilities that may be developed by AAR through December, 1999.


     The Company believes that the Company's efforts to obtain operating permits for the Maine Partnership's ash recycling facility were instrumental in Maine Energy's ability to negotiate a reduced disposal fee with a third-party ash landfill owner. Under the renegotiated contract, Maine Energy's ash disposal fee was reduced to $46 per ton from $76 per ton. Maine Energy contractually agreed to pay 30% of the ash disposal fee savings to the Maine Partnership.


     On October 31, 1997, KTI Specialty Waste Services, Inc. acquired AAR's 40% general partner interest in the Maine Partnership for $560,000, and the Maine Partnership has been renamed KTI Ash Recycling of New England, L.P. Since the Company now owns all of the interests in such partnership, the Company has received all of the ash disposal fee savings payable to the partnership since November 1, 1997. After the consummation of the acquisition of AAR's general partner interest, the Company's agreement to become a limited partner in up to eight additional cash recycling facilities was terminated. In addition, the partnership is attempting to establish an ash recycling operation at one of the Company's waste-to-energy facilities.


     On September 19, 1997, the Company entered into an Agreement of Reorganization and Merger with K-C Industries, Inc., an Oregon corporation and KES, Inc. a Delaware corporation, and a subsidiary of the Company. Pursuant to such agreement, the Company acquired K-C Industries, Inc. for $6.1 million, consisting of 425,013 shares of Common Stock and cash in the amount of $1.2 million, and subject to its existing indebtedness in the amount of $5.1 million. The merged entity operates under the name K-C International, Ltd. ("KC"). KC purchases pulp, paper and secondary fiber products from recycling operators throughout the United States and sells such products worldwide.


     On September 30, 1997, the Company purchased a 49.5% limited partner interest in Penobscot Energy Recovery Company, Limited Partnership, a Maine limited partnership ("PERC"), one of the Company's waste-to-energy facilities, from the Prudential Insurance Company of America ("Prudential") for $11.7 million in cash. In addition, the Company assumed certain liabilities of Prudential and, in connection with the purchase, issued letters of credit to Morgan Guaranty Trust Company of New York ("Morgan Guaranty") for approximately $3.9 million replacing obligations of Prudential to Morgan Guaranty. Also on September 30, 1997, the Company paid Prudential an additional $300,000 for an option to purchase Prudential's remaining 15.2% limited partner interest in PERC for $2.1 million. The Company exercised its option on November 12, 1997. As a result, the Company's interest in PERC has increased to 71.3%. The remaining interests in PERC are held by Energy National, Inc., a subsidiary of NRG Energy, Inc.


     On November 14, 1997, the Company completed the acquisition of three recycling facilities located in Franklin Park, Illinois, a suburb of Chicago, Charleston, Massachusetts, a suburb of Boston, and in Newark, New Jersey. The facilities are operated by wholly-owned subsidiaries of the Company under the name of KTI Recycling Inc. The three facilities are capable of processing approximately 50,000 tons of post-consumer and commercial recyclables per month. The facilities were purchased as part of an asset purchase from Prins Recycling Corp. and its subsidiaries ("Prins") pursuant to an order of the Bankruptcy Court for the District of New Jersey entered on November 6, 1997. In addition to the facilities, the Company purchased substantially all of the remaining assets of Prins, including cash, accounts receivable and certain causes of action. Certain causes of action arising under the Bankruptcy Code were not purchased. The purchase price was approximately $13.6 million. The purchase was financed in part by a term loan of $7.5 million provided by KeyBank, National Association ("KeyBank"), bearing interest at KeyBank's base rate plus 1.25% per annum, with level monthly principal payments amortized over 60 months. The term loan is secured by a mortgage on the Franklin Park, Illinois facility, all property and equipment at the three facilities not pledged to third parties and the accounts receivable generated by the three facilities. The balance of the purchase price was paid by cash on hand and by borrowings of approximately $4.0 million against the Company's revolving $11.0 million line of credit with KeyBank, which borrowings were subsequently repaid.


     A subsidiary of the Company operated Prins from May 1, 1997 until the closing of the purchase. pursuant to an Operations and Management Agreement with PNC Bank, National Association ("PNC"). Pursuant to such agreement, the Company received a one-time management fee of $700,000, paid by PNC.


     One of the Company's indirect subsidiaries, Kuhr Technologies, Inc. ("Kuhr") is the 10% general partner of Maine Energy Company, Limited Partnership, a Maine limited partnership ("Maine Energy"), one of the Company's waste-to-energy facilities. Another subsidiary of the Company holds a 64.15% limited partner interest in Maine Energy.


     As the result of the consummation of a reverse stock split on December 22, 1997, the Company now indirectly owns 100% of the shares of Kuhr common stock. Prior to the consummation of the reverse stock split, the Company indirectly held 98% of the 5 million outstanding shares of common stock of Kuhr, and the remaining shares were acquired by the Company at five cents per share.


     On September 30, 1997, the Company purchased approximately one-sixth, or approximately $2.5 million, of Maine Energy's subordinated debt. Such debt bears interest at a rate of 12% per annum. Pursuant to the terms of such subordinated debt, all of Maine Energy's free cash is to be applied to the payment of principal and interest.



THE OFFERING


     This prospectus relates to the resale of an aggregate of 2,453,237 shares of Common Stock, consisting of (a) 893,263 shares of Common Stock previously issued in connection with acquisitions undertaken by the Company, (b) up to 1,431,724 shares of Common Stock issuable upon conversion of the Series B Preferred, and (c) 128,250 shares of Common Stock issuable upon the exercise of Warrants.


                                  RISK FACTORS


     Investors should consider very carefully each of the following risk factors and all other information contained in this prospectus.


HOLDING COMPANY STATUS OF THE COMPANY; RESTRICTIONS ON UTILIZATION OF ASSETS



     The Company is a legal entity separate and distinct from its subsidiaries, which operate substantially all of the Company's businesses. Accordingly, the right of the Company to utilize any assets or earnings or cash flow of any one subsidiary to finance the growth of any other of its subsidiaries is necessarily subject to the prior claims of creditors of the subsidiaries. In addition, the payment of management fees and the distribution of the cash flow of the Company generated by certain subsidiaries of the Company are subject to substantial restrictions as a result of agreements with their respective lenders. Certain financing agreements and the long-term waste handling agreements of Maine Energy, the owner and operator of a waste-to-energy facility in which the Company has an approximately 74.15% ownership interest, require that all available cash flow be applied to the redemption of indebtedness in full before any distribution to partners. In addition, certain financing agreements to which PERC, in which the Company has a 71.29% ownership interest, Timber Energy Resources, Inc., a Texas corporation ("TERI") wholly-owned by the Company, K-C International, Ltd., an Oregon corporation ("K-C") wholly-owned by the Company, and other subsidiaries of the Company are parties also restrict the ability of such entities to make distributions to the Company.


     Currently, the Company's ability to utilize internally generated cash flow as a means of financing expansion is limited to distributions from its operating subsidiaries. As a result, the liquidity of the Company is adversely affected, which could result in the need to raise additional cash through the sale of securities of the Company, some of which may include sales of Common Stock at less than the then prevailing market prices which may dilute existing shareholders and make less likely the payment of cash dividends on Common Stock.


RELIANCE ON ELECTRIC UTILITIES AND POWER PURCHASE AGREEMENTS


     The Company's waste-to-energy business, which accounted for approximately 77% of the Company's gross revenue during the first three quarters of 1997, is dependent upon electric utilities that purchase energy produced at the Company's waste-to-energy plant. Pursuant to power purchase agreements between Maine Energy and Central Maine with a term through 2012, between PERC and Bangor Hydro Electric Power Company ("Bangor Hydro") with a term through 2018, and between the TERI plant in Telogia, Florida (the "Telogia Facility") and Florida Power Corporation with a term through 2002, these utilities have agreed to purchase electricity generated by the Company's waste-to-energy facilities at contractually agreed rates. Sales of electricity to these utilities accounted for approximately 86%, 61% and 100% of revenues of Maine Energy, PERC and the Telogia Facility, respectively, in 1996. Of the 86% of revenues Maine Energy obtained from the sale of electricity, 55% (or $35.6 million) was derived from a one-time payment brought about from a restructuring of the power purchase agreement between Maine Energy and Central Maine. Excluding this restructuring sale of electrical capacity, Central Maine accounted for $20.3 million or 69% of revenues to Maine Energy. In the event of the deregulation of electric utilities, certain electric companies may no longer be financially viable. To the extent that any of the electric utilities with whom the Company contracts is adversely impacted by deregulation, such utilities may not be able to perform their obligations under such purchase power agreements. The State of Maine has recently enacted deregulation legislation which will require the local utilities to transfer their respective contracts with Maine Energy and PERC to newly formed regulated transmission and distribution companies. The costs of such contracts will be passed through to the rate-payers beginning in the year 2000 through these transmission and distribution companies.


GOVERNMENTAL REGULATION AND ENVIRONMENTAL RISKS



     Federal, state, and local environmental laws govern discharges of pollutants and the generation, transportation, storage, treatment and disposal of solid waste. These laws (i) establish standards governing most aspects of the operation of the waste-to-energy facilities, wood waste processing facilities, its ash recycling facility, and the Telogia Facility and (ii) generally require multiple governmental permits in order to continue the operation of these facilities. The Company believes it has all permits necessary to operate its facilities in the manner that each of them is currently operating. However, there can be no assurance that all required permits will be renewed following their expiration. In some cases the renewal process may entail public hearings.

     The standards established pursuant to environmental statutes and regulations, the interpretation of statutes and regulations and the policies governing their enforcement may change, requiring new pollution control technology or stricter standards for the control of discharge of air or water pollutants or for solid waste or ash handling and disposal. For example, the United States Supreme Court, in a 1994 decision interpreting the Resource Conservation and Recovery Act, held that ash from the combustion of non-hazardous household and commercial waste, if tested and found to have hazardous characteristics, will be treated as a hazardous waste. In addition, new statutory and regulatory provisions may be implemented which could have retroactive application. Both Maine Energy and PERC have been testing their ash since initial start-up and the ash has generally tested as non-hazardous. If any hazardous waste is detected, it would be disposed of appropriately. There can be no assurance, however, that disposing of hazardous waste, if ever detected, would not entail substantial costs.


     The waste-to-energy facilities in which the Company has an interest are also subject to the provisions of various federal and state laws and regulations including the Public Utility Regulatory Policies Act of 1978 ("PURPA"), as amended. PURPA requires that electric utilities purchase electricity generated by qualifying power producers at a price equal to the purchasing utility's full "avoided cost". Avoided costs are defined by PURPA as the incremental costs to the electric utility of electric energy or capability, or both. The Company's facilities could be materially and adversely affected if the various benefits of PURPA were repealed or substantially reduced. Changes in laws, regulations or policies or new interpretations of existing laws, regulations or policies, could have a material impact on the profitability, level of capital expenditures or continued operation of the waste-to-energy facilities, wood processing and ash recycling operations in which the Company has an interest.


COMPETITION


     The Company experiences significant competition in each of its waste handling markets. Maine Energy and PERC compete with landfills and several waste-to-energy facilities and municipal incinerators in Maine and the New England region. However, the volume of MSW produced in the New England region has historically increased and the Company believes that it is likely to continue to increase while the availability of landfills for waste disposal is likely to continue to decline. There can be no assurance, however, that these trends will continue. Even though the implementation of recycling programs to reduce MSW has increased, the Company believes that there are limits on the percentage of MSW that ultimately can be recycled and that alternatives for disposal of MSW will continue to be needed. There can be no assurance, however, that new recycling technologies will not be developed.


     The wood waste processing facility operated by KTI Bio Fuels, Inc., a subsidiary of the Company ("KTI Bio Fuels"), in Lewiston, Maine competes with landfills and operators of portable wood chipping equipment. KTI Bio Fuels is, however, with Maine Energy and PERC, part of an integrated waste handling operation which both processes wood waste into wood chips and also eliminates it through combustion.



     The Telogia Facility competes for biomass fuel supply with paper companies which employ on-site power generation. As the Company increasingly utilizes tipping fee based waste fuels, this facility's dependence on the current fuel supply is expected to decrease. The Telogia Facility is permitted to combust 100% of such tipping fee based fuels. Competition for tipping fee based material will principally come from landfills whose cost structure is higher than that of the Telogia Facility. Local landfill costs for biomass waste products range from $15 to $25 per ton, while the cost of processing the material ranges from $5 to $8 per ton at the Telogia Facility. There can be no assurance, however, that such cost structure will not change in a manner adverse to the Company.


     Competition for the Company's ash recycling subsidiary is primarily from ash landfills. The Company believes its ash recycling facilities will be able to compete favorably based on historical prices charged by these landfill operators, although there can be no assurance that they will do so.


     Manner Resins, Inc., acquired by the Company in November, 1996, ("Manner"), competes with several other recycled plastic brokers and direct marketing from plastic recycling plants for the post-industrial plastic scrap and with materials recovery facilities for post-consumer plastics.


     The Company's other recycling subsidiaries which are primarily involved in the waste paper brokerage business face extensive competition. Such businesses operate with thin profit margins. In order to be profitable, the waste paper broker must arrange to simultaneously buy and sell waste paper, while providing a great enough spread to cover transportation costs and insurance. Generally, paper mills purchase paper under long-term contracts which provide for purchase prices that are adjusted in accordance with a relevant paper price index. A significant portion of the sales made by K-C are to foreign customers, and such sales are contingent upon the availability of letters of credit for such customers.


     KTI Recycling, which operates recycling plants in Boston, Chicago and Newark, formerly owned by Prins Recycling Corp., faces significant price competition in all of its market. The Newark recycling market is burdened with industry-wide overcapacity and continual price pressure. Combined with high labor costs, the Newark market currently operates with very low profitability. In the Chicago market, the Company's recycling plant has relatively low utilization and price competition is extensive.



DEPENDENCE UPON SOURCES OF SUPPLY OF FUEL


     The waste-to-energy facilities operated by Maine Energy, PERC and the Telogia Facility are dependent upon spot market waste material in order to run at high capacity. In 1996, approximately 70% of the total MSW processed by Maine Energy was received from sources other than parties with whom Maine Energy has long-term waste disposal agreements. Competition within the waste handling and disposal industry for spot market MSW may impede a steady, reliable supply of MSW. The Telogia Facility is in the process of changing its fuel mix from purchased residual material to tipping fee-driven bio-mass waste which has reduced net fuel costs. As its fuel mix continues to change over time, the Telogia Facility expects to have tipping revenue in excess of its cost of purchased bio-mass material for its boiler fuel. There can be no assurance, however, that it will have tipping revenue in excess of its cost of purchased bio-mass material. The Telogia Facility may be subject to competition from other waste disposal companies as it continues to penetrate the bio-mass waste market.


TIMBER ENERGY RESOURCES, INC.'S RELIANCE ON ONE CHIP MILL CUSTOMER


     TERI's Chip Mill (the "Timber Chip Mill") relies on one customer, Stone Container Corporation ("Stone Container") for all of its business. The chip mill was constructed as a result of establishing a 15 year "process-or-pay" contract with Stone Container, whereby the Timber Chip Mill receives a tolling fee upon receipt of raw wood. The contract expires on December 1, 2004 and includes an option to extend it for an additional five years. Loss of this contract would require the Company to obtain an additional source of supply or possibly shut down the facility. Additionally, Stone Container has the right to purchase the Timber Chip Mill at a specified price which decreases each year. Management deems it unlikely that Stone will exercise its right to purchase.


FLOW CONTROL


     The availability of reliable and continuous sources of MSW or other combustible waste is critical to the operations of the waste-to-energy facilities in which the Company has an interest. MSW availability has been assured, to some extent, by the enactment by municipalities in the service territories of Maine Energy and PERC of ordinances requiring that waste generated within their respective jurisdictions be brought exclusively to the Maine Energy or PERC facilities. Such ordinances are referred to as legal "flow control". A 1994 decision of the United States Supreme Court overturned a flow control ordinance of a New York municipality on the basis that it was an improper regulation of interstate commerce. In New Jersey, flow control laws also have been overturned and the State of New Jersey is in the process of appealing such decisions. Accordingly, the present questionable validity of all flow control ordinances introduces some degree of uncertainty in the waste handling business.


NEED FOR ADDITIONAL FINANCING; LIQUIDITY


     The Company's strategy to foster expansion of its business includes, in part, the development of new businesses or the acquisition of the ownership of, or operational responsibility for, additional businesses in the waste handling industry. This strategy may require the Company to raise additional cash through offerings of either equity or non-recourse and recourse debt, or both. The success of the Company's planned expansion will depend upon a number of factors not entirely within the Company's control, including, among others, the terms and availability of additional financing, the regulatory climate in which the Company operates, and other general economic and business conditions. There can be no assurance that additional funding, through bank borrowings, debt or equity financings or otherwise, will be available to the Company on acceptable terms.



AVAILABILITY OF ACQUISITION TARGETS; INTEGRATION OF FUTURE ACQUISITIONS.


     The Company's ongoing acquisition program is a key element of the growth strategy for expanding its integrated waste management operations.
Consequently, the future growth of the Company depends in a large part upon the successful continuation of this acquisition program. The Company may encounter substantial competition in its efforts to acquire waste-to-energy facilities, ash recycling facilities, pre and post consumer recycling facilities or any other facilities relating to integrated waste management business. There can be no assurance that the Company will succeed in locating or acquiring appropriate acquisition candidates at price levels and on terms and conditions that the Company considers appropriate. In addition, if in the future the Company is successful in acquiring targeted companies, it will need to integrate those acquired companies into the Company's operations. There can be no assurance that the Company will successfully integrate future acquisitions into its operations.

DEPENDENCE ON KEY PERSONNEL


     The Company believes that its success depends, to a significant extent, on the efforts and abilities of its senior management. In particular, the loss of any one of Ross Pirasteh, Chairman of the Board of Directors, Martin J. Sergi, the Company's Vice Chairman, President and Chief Financial Officer, or David E. Hill, the Company's Chief Operating Officer, could have a material adverse effect on the Company. In addition, the Company believes that its success will depend in large part upon its ability to attract, retain and motivate skilled employees and other senior management personnel. Although the Company expects to continue to attract sufficient numbers of such persons for the foreseeable future, there can be no assurance that the Company will be able to do so. In addition, because the Company may acquire one or more businesses in the future, the Company's success will depend, in part, upon its ability to retain and integrate its own operations personnel with personnel from acquired entities who are necessary to the continued success or successful integration of the acquired business.


SEASONALITY


     The Company's wood waste and MSW revenues for KTI BioFuels, Maine Energy and PERC tend to be lower in the winter months. This is primarily attributable in the case of KTI BioFuels to the volume of waste relating to construction and demolition activities which increases in the spring and summer months; and in the case of Maine Energy and PERC to the summer population in Maine which is roughly 30% higher than any other season of the year. Generally, the supply of recycled paper is highest in the winter months and decreases during the summer months. The Company's recycled plastic volume is highest during the fourth quarter.


NO CASH DIVIDENDS



     The Company has not paid any cash dividends on its Common Stock to date and the Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company is required to pay annual dividends of $1,872,500 in the aggregate on the Series B Preferred. Additionally, the Company's bank credit facility, the Series A Convertible Preferred and the Series B Preferred contain restrictions on the payment of cash dividends on the Common Stock.


POTENTIAL ANTI-TAKEOVER EFFECTS OF STATE LAW; PREFERRED STOCK


     Certain provisions of New Jersey law and the Company's Restated Certificate of Incorporation could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's securities.


     Shares of preferred stock may be issued by the Board of Directors of the Company without Common Stock shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The issuance of preferred stock could make the possible takeover of the Company or the removal of management of the Company more difficult, discourage hostile bids for control of the Company in which shareholders may receive premiums for their shares of Common Stock, or otherwise dilute the rights of holders of the Common Stock and depress the market price of the Company's securities.


     In addition, the Restated Certificate of Incorporation of the Company provides for "supermajority" and "fair price" anti-takeover measures which could affect the price shareholders could receive for shares of Common Stock. The supermajority provision requires that in the event of a merger or consolidation of the Company with another corporation or the sale, lease, exchange or other disposition of all or substantially all the assets of the Company, an affirmative vote of at least 80% of all outstanding shares of voting stock shall be required to approve such transaction unless it is approved by at least the greater of three fourths of the directors or two directors who are not affiliated with said transaction.


     The fair price provision as set forth in the Restated Certificate of Incorporation requires a potential acquiring entity to obtain the approval of at least 80% of all outstanding shares of voting stock of the Company, obtain the approval of at least three fourths of the directors on the Board who are not affiliated with the transaction, or satisfy several conditions that include, among other things, holders of capital stock of the Company receiving fair market value for their shares, the payment of all outstanding dividends on capital stock of the Company, the receipt of a proxy or information statement by all holders of Common Stock describing the proposed transaction and complying with the requirements of the Exchange Act and the approval of not less than the majority of the directors not affiliated with said transaction. See "Description of Common Stock."


LIMITATION ON USE OF TAX LOSS CARRYFORWARDS


     As of December 31, 1996, the Company had net operating loss carryforwards ("NOLs") for federal income tax purposes of approximately $47,587,000 that expire in the years 2002 through 2010. As a result of an "ownership change" which occurred during 1994, the Company's ability to utilize its pre-ownership change NOLs is limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), to an amount equal to approximately $1,100,000 of taxable income per year. If the value of the Company's capital stock immediately before the 1994 ownership change were determined to be lower than that calculated by management of the Company, the annual allowable NOL deduction of $1,100,000 per year for the Company, other than TERI, would be reduced proportionately. The net operating loss carryforward of TERI is limited to approximately $874,000 per year. This limitation may be increased if the Company or TERI recognizes a gain on the disposition of an asset which had a fair market value greater than its tax basis on the date of the ownership change.



                                 USE OF PROCEEDS


     Certain statements under this caption "Use of Proceeds" constitute "forward-looking statements" within the meaning of the Securities Act and Exchange Act. Such forward-looking statements involve known and unknown risks and uncertainties. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements."


     The Company will not receive proceeds from the sale of any of the Shares offered by the Selling Shareholders pursuant to this prospectus. However, the Company will receive $1,254,281.25 upon the exercise of the Warrants, which the Company currently plans to use as working capital for general corporate purposes. No assurance can be given that any or all of the Warrants will be exercised.


     The use of proceeds set forth above represents the Company's present intention on the basis of circumstances at the date of this prospectus. Changes in circumstances may result in the reallocation of the net proceeds to other unexpected uses. Pending such uses, the proceeds will be invested in short term certificates of deposit or other interest bearing instruments.


                              SELLING SHAREHOLDERS


     The following sets forth certain information with respect to the Selling Shareholders which has been provided to the Company by each such Selling Shareholder. The Company has no knowledge of the intentions of any of the Selling Shareholders to actually sell any of the shares listed under the column "Shares Available for Sale." Each of the Selling Shareholders has the contractual right to sell shares. No Selling Shareholder has a material relationship with the Company other than as a result of ownership of the Shares and the Warrants, except as described below.





                                                                                                   Percentage of
 Selling Shareholder                                                          Shares Offered        Class Owned
                                                   Ownership Prior to         Pursuant to this         After
                                                       Offering             Prospectus (1),(2)      Offering(3)
                                                                                            Number Percent


 Ken (Kook J.) Choi(4)                                    216,757                  216,757               *
 Credit Research & Trading LLC                          252,946(5)                 252,946               *




 Frank Crowley(6)                                          93,503                   93,503               *
 George G. Deely(7)                                        40,000                   40,000               *
 Philip Epstein(8)                                         72,252                   72,252               *
 William F. Kaiser(9)                                      20,000                   20,000               *
 Frank Klepetco                                         12,500(10)                  12,500               *
 Diane Goodman and Seth Lehrer(11) (Joint                  68,250                   68,250               *
 Tenants)

 Thomas E. Schulze                                      14,450(12)                   5,000               *
 Martin J. Sergi(13)                                 1,042,832(14)                 200,000               9.4%
 Steven G. Suher(15)                                       40,000                   40,000               *
 Kyle Trayner(16)                                          42,501                   42,501               *
 Eric John Turner                                       10,000(17)                  10,000               *

 David Watts-Russell                                     5,000(18)                   5,000               *
 Samuel Zaitlin(19)                                       100,000                  100,000               *
 Armstrong Fund Equity Account                           8,914(20)                   8,914               *
 Bell South                                             22,611(21)                  22,611               *
 Berwyn Income Fund, Inc.                              108,710(22)                 108,710               *
 Cardinal Special Situations                             1,739(23)                   1,739               *

   Fund, L.P.
 Cardinal Value Equity Partners                         43,266(24)                  43,266               *
 Catholic Mutual Relief Society                         26,525(25)                  26,525               *
   of America

 Catholic Mutual Relief Society                         17,393(26)                  17,393               *
   Retirement Plan
 Century National Insurance Company                     34,787(27)                  34,787               *

 Fidelity Financial Trust:                             388,747(28)                 388,747               *
   Fidelity Convertible Security Fund
 Foundation Account No. 1                               17,393(29)                  17,393               *

 HBK Finance L.P.                                       30,873(30)                  30,873               *
 HBK Securities Ltd.                                    50,441(31)                  50,441               *
 KF Company Limited                                      1,304(32)                   1,304               *
 LACERA                                                 22,611(33)                  26,111               *
 Highbridge International LDC                          141,323(34)                 141,323               *
 Navesink Equity Derivaztive Fund                       32,613(35)                  32,613

 Paloma Securities LLC                                  26,090(36)                  26,090               *
 Remy Capital Partners II L.P.                          21,307(37)                  21,307
 Rumson Capital LLC                                     32,613(38)                  32,613               *
 Silverton International Fund Limited                   17,393(39)                  17,393               *
 SoundShore Partners L.P.                              285,907(40)                 285,907               *

 Zazove Convertible Fund, L.P.                          95,664(41)                  95,664               *
 TOTAL                                                                           2,453,237
*Less than one percent.


     (1) Assuming the conversion of all shares of Series B Preferred into shares of Common Stock and the exercise of all of the Warrants to acquire shares of Common Stock held by the Selling Shareholders.


     (2)  The amounts indicated are as of December 31, 1997.


     (3) Based on the total number of shares of Common Stock outstanding as of the date of this prospectus and assuming the sale of all the Shares offered hereby, including Shares obtained upon conversion of the shares of Series B
Preferred and upon the exercise of all of the Warrants.



     (4)  Mr. Choi is the President of KC.


     (5) Represents warrants to purchase 95,750 shares of Common Stock at $9.875 per share and 157,196 shares of Common Stock issuable upon conversion of 72,300 shares of Series B Preferred.


     (6)  Mr. Crowley is the Senior Vice President of KC.


     (7)  Mr. Deely is the Controller of KTI Recycling Inc.


     (8)  Mr. Epstein is the Senior Vice President of KC.



     (9)  Mr. Kaiser is the Executive Vice President and Treasurer of the
Company.

     (10) Represents warrants to purchase 12,500 shares of Common Stock at $10.00 per share.


     (11) Ms. Goodman is the President and Mr. Lehrer is the Chairman of Manner
Resins.


     (12) Includes warrants to purchase 5,000 shares of Common Stock at $9.25 per share.


     (13) Mr. Sergi is the Vice Chairman and President of the Company.


     (14) Includes 119,998 shares of Common Stock issuable to Mr. Sergi upon the exercise of warrants.



     (15) Mr. Suher is the Vice President of I. Zaitlin and Sons, Inc.


     (16) Mr. Trayner is the Vice President of KC.


     (17) Represents warrants to purchase 10,000 shares of Common Stock at $9.25 per share.


     (18) Represents warrant to purchase 5,000 shares of Common Stock at $9.00 per share.


     (19) Mr. Zaitlin is the Senior Vice President of the Company.



     (20) Represents shares of Common Stock issuable upon conversion of 4,100 shares of Series B Preferred.


     (21) Represents shares of Common Stock issuable upon conversion of 10,400 shares of Series B Preferred.


     (22) Represents shares of Common Stock issuable upon conversion of 50,000 shares of Series B Preferred.


     (23) Represents shares of Common Stock issuable upon conversion of 800 shares of Series B Preferred.


     (24) Represents shares of Common Stock issuable upon conversion of 19,900 shares of Series B Preferred.



     (25) Represents shares of Common Stock issuable upon conversion of 12,200 shares of Series B Preferred.


     (26) Represents shares of Common Stock issuable upon conversion of 800 shares of Series B Preferred.

     (27) Represents shares of Common Stock issuable upon conversion of 16,000 shares of Series B Preferred.


     (28) Represents shares of Common Stock issuable upon conversion of 178,800 shares of Series B Preferred.


     (29) Represents shares of Common Stock issuable upon conversion of 8,000 shares of Series B Preferred.


     (30) Represents shares of Common Stock issuable upon conversion of 14,200 shares of Series B Preferred.


     (31) Represents shares of Common Stock issuable upon conversion of 23,200 shares of Series B Preferred.



     (32) Represents shares of Common Stock issuable upon conversion of 600 shares of Series B Preferred.


     (33) Represents shares of Common Stock issuable upon conversion of 10,400 shares of Series B Preferred.


     (34) Represents shares of Common Stock issuable upon conversion of 65,000 shares of Series B Preferred.


     (35) Represents shares of Common Stock issuable upon conversion of 15,000 shares of Series B Preferred.


     (36) Represents shares of Common Stock issuable upon conversion of 12,000 shares of Series B Preferred.



     (37) Represents shares of Common Stock issuable upon conversion of 9,800 shares of Series B Preferred.


     (38) Represents shares of Common Stock issuable upon conversion of 15,000 shares of Series B Preferred.


     (39) Represents shares of Common Stock issuable upon conversion of 8,000 shares of Series B Preferred.


     (40) Represents shares of Common Stock issuable upon conversion of 131,500 shares of Series B Preferred.


     (41) Represents shares of Common Stock issuable upon conversion of 44,000 shares of Series B Preferred.



                              PLAN OF DISTRIBUTION

     The Shares may be offered for sale from time to time by the Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest in the open market, on the NASDAQ National Market, in the over-the-counter market, in privately negotiated transactions, through the writing of options (whether such options are listed on an options exchange or otherwise), settlement of short sales of the Shares, or a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated or fixed prices, in each case, as determined by the Selling Shareholders or by agreement between the Selling Shareholders and underwriters, brokers, dealers or agents, or purchasers. The sale or distribution of the Shares may be effected directly to purchasers by the Selling Shareholders or through one or more brokers, dealers or agents, from time to time, in one or more transactions. If the Selling Shareholders effect such transactions by selling shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular underwriter, broker, dealer or agent may be in excess of those customary in the type of transaction involved). The Selling Shareholders and any brokers, dealers or agents who act in connection with the sale of Shares hereunder may be deemed to be "underwriters" within the meaning of the Act, and any commissions, discounts or concessions received by any such brokers, dealers or agents and proceeds of any resale of the Shares may be deemed to be underwriting discounts and commissions under the Act.


     Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may be not be sold unless the Shares have been registered or qualified for sale in any such state or an exemption from registration or qualification is available and complied with.


     The Company will pay all of the expenses incident to the registration, offering and sale of the Shares to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers or agents. The Company will not receive any of the proceeds of the sale of any of the Shares by the Selling Shareholders.


                           DESCRIPTION OF COMMON STOCK


AUTHORIZED STOCK



     The Company's Restated Certificate of Incorporation, as amended, authorizes the issuance of 20,000,000 shares of Common Stock, no par value, and 10,000,000 shares of "blank check" preferred stock. As of December 31, 1997, there were 8,926,881 shares of Common Stock issued and outstanding and held of record by 201 shareholders of record, 447,500 shares of the Company's Series A Convertible Preferred outstanding and held of record by 3 shareholders and 856,000 shares of Series B Preferred outstanding and held of record by 18 shareholders.


     Common Stock. Shareholders are entitled to one vote for each share of the Common Stock held of record on all matters to be voted by shareholders. Shareholders are not entitled to cumulate their votes in the election of directors. Holder Series A Convertible Preferred are entitled to one vote for each share of the Series A Convertible Preferred held of record on all matters to be voted by shareholders of Common Stock and vote in the same class for matters which do not directly affect Series A shareholders. On matters which relate to the rights of Series A shareholders as a class, such votes are voted separately and must be carried by a majority of votes of the Series A Convertible Preferred. Subject to the prior rights of holders of additional preferred stock of the Company which may be issued, the holders of Common Stock are entitled to dividends, when and if declared by the Board of Directors, out of funds legally available therefor. The Company's bank credit facility, the Series A Convertible Preferred and the Series B Preferred, however, contain restrictions on the payment of cash dividends. See "Risk Factors -- No Cash Dividends." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no right to convert Common Stock into any other securities. All outstanding shares of Common Stock are fully paid and nonassessable.


OTHER PROVISIONS OF THE COMPANY's RESTATED CERTIFICATE OF INCORPORATION


     The Company's Restated Certificate of Incorporation contains certain provisions known as "supermajority" and "fair price" provisions which are anti-takeover measures and could affect the price shareholders could receive for shares of Common Stock.


     Supermajority Provision. The "supermajority" provision is intended to encourage a corporation seeking to enter into a merger or consolidation with the Company or a sale of all or substantially all of the assets of the Company to negotiate these transactions with the "Disinterested Directors" (as defined) to ensure that such transactions have the substantial support of such directors before submission to the shareholders.


     The supermajority provision requires for approval of a merger or consolidation between the Company and another corporation, or a sale of substantially all of the assets of the Company, the affirmative vote of at least 80% of the combined voting power of the then outstanding voting stock voting together as a single class (an "80% Shareholder Vote") in addition to any other Shareholder vote required. The 80% Shareholder Vote would not apply if the proposed transaction is approved by the greater of (i) at least three-fourths of the Disinterested Directors or (ii) two Disinterested Directors. A Disinterested Director is any person who is a member of the Board of Directors, while such person is a member of the Board, who is not an Affiliate, Associate (as those terms are defined in Rule 12b-2 under the Exchange Act) or representative of the other party to the transaction with the Company and who was either a member of the Board at the time the supermajority provision was approved by the Board, or who was recommended for election to the Board, or elected to fill a vacancy on the Board, by a majority of Disinterested Directors.



     Fair Price Provision.  The "fair price" provision is intended to
(i) override New Jersey's corporation law which provides that a majority in interest of shareholders voting thereon is required for a merger by a corporation, unless such corporation's certificate of incorporation specifies a higher percentage and (ii) prevent a two-tier front-end loaded pricing method for corporate takeovers. In this type of takeover attempt, the bidder tenders for that percentage of shares which will give it sufficient votes to approve a merger providing for the elimination of minority shareholders, as the method of buying the remaining shares. The consideration given for a corporation's shares in this type of merger can be, and frequently is, in a different form than that given in the tender offer. For example, the bidder may pay cash to purchase a controlling position and thereafter approve a merger in which the remaining shareholders receive securities of the bidder (or one of its subsidiaries). Moreover, the value of the securities exchanged in the second step may be substantially less than the amount of cash or the value of the other consideration given in the first step. Accordingly, the shareholders are induced to tender initially.


     The fair price provision requires an 80% Shareholder Vote for certain transactions with an Interested Shareholder (as defined) unless specified price criteria and procedural requirements are met and a majority of the entire Board of Directors approves the Business Combination (as defined) or the approval of not less than three-fourths of the Continuing Directors (as defined) is given. If the latter occurred, then the proposed Business Combination would be subject to the normal approval requirements under New Jersey law.


     An "Interested Shareholder" is defined as any person, other than the Company or any subsidiary or any employee benefit plan of the Company or of any subsidiary or fiduciary of such a plan, or any person who was a director of the Company on the date the provision was adopted by the Board of Directors (such persons being Messrs. Nicholas Menonna, Jr., Martin J. Sergi and Marshall S. Sterman) who (i) is the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, (ii) is an Affiliate (as defined) or Associate of the Company and within the prior two years was the beneficial owner of voting stock representing 10% or more of the votes entitled to be cast by the holders of all then outstanding shares of voting stock, or (iii) is the assignee of or has otherwise succeeded to the beneficial ownership of any voting stock beneficially owned by an Interested Shareholder within such two-year period, if such assignment or succession occurred pursuant to a transaction or any series of transactions not involving a public offering within the meaning of the Securities Act. The term "beneficial owner" includes any person directly or indirectly owning or having the right to vote or acquire shares.


     The terms "Affiliate" and "Associate" have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act, as in effect on December 31, 1993.


     A "Business Combination" includes the following transactions: (1) a merger or consolidation of the Company or any of its subsidiaries with an Interested Shareholder or any other corporation which is or after such transaction becomes an Affiliate or Associate of an Interested Shareholder; (2) the sale or other disposition to, with or by any Interested Shareholder or any Affiliate or Associate of an Interested Shareholder involving any assets or securities of the Company, any subsidiary or any Interested Shareholder or any Affiliate or Associate of an Interested Shareholder valued at $20,000,000 or more; (3) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder; (4) any reclassification of securities or recapitalization of the Company, merger or consolidation of the Company with any subsidiary or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of the Company's stock, or securities convertible into stock of any class or series of the Company's stock or into equity securities of any subsidiary, that is beneficially owned by an Interested Shareholder or any Affiliate or Associate of an Interested Shareholder; or (5) any agreement, contract or other arrangement providing for any one or more of the actions referred to above.



     A "Continuing Director" is any member of the Board, while a member of the Board, who is not an Affiliate or Associate or a representative of the Interested Shareholder and either was a director at the time the fair price provision was adopted by the Board or was recommended for election to the Board, or elected to fill a vacancy on the Board, by a majority of the Continuing Directors.

     An 80% Shareholder Vote would not be required if the proposed Business Combination is approved by not less than three-fourths of the Continuing Directors or certain minimum price criteria and procedural requirements are satisfied and not less than a majority of the entire Board of Directors approves the transaction.


                                  LEGAL MATTERS


     The law firm of McDermott, Will & Emery, 50 Rockefeller Plaza, New York, New York 10020 acted as counsel for the Company in connection with the validity of the Common Stock offered hereby.


                                     EXPERTS


     The consolidated financial statements and schedule of the Company and the financial statements of PERC appearing in the Company's Annual Report (Form 10-
K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.



               No dealer, salesman or any
          other person has been
          authorized to give any
          information or to make any
          representation other than
          those contained in this                             2,453,237
          Prospectus and, if given or
          made, such information or
          representation must not be
          relied upon as having been                   Shares of Common Stock
          authorized by the Company, by
          any Selling Shareholder or by
          any other person.  This
          Prospectus does not constitute
          an offer to sell or a
          solicitation of an offer to
          buy the securities offered
          hereby to any person or by
          anyone in any jurisdiction in
          which such offer or
          solicitation may not lawfully
          be made.  Neither the delivery
          of this Prospectus nor any
          sale made hereunder shall,
          under any circumstances,
          create any implication that
          there has been no change in
          the affairs of the Company
          since the date hereof, or that
          the information herein
          contained is correct as of any
          time subsequent to its date.

                                                                    KTI, INC.

               TABLE OF CONTENTS
                                                                    PROSPECTUS
                                                   PAGE

          Available Information . . . .
          Incorporation of Certain Information
            by Reference  . . . . . . .
          Special Note Regarding Forward Looking
            Statements  . . . . . . . .
          Summary . . . . . . . . . . .                        January __, 1998
          The Offering  . . . . . . . .
          Risk Factors  . . . . . . . .
          Use of Proceeds . . . . . . .
          Selling Shareholders  . . . .
          Plan of Distribution  . . . .
          Description of Common Stock .
          Legal Matters . . . . . . . .
          Experts . . . . . . . . . . .




                                     PART II


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the expenses in connection with the offering described in this Registration Statement. The Company has agreed to pay all of the costs and expenses of this Offering.


               SEC Registration fee                         $11,669.74
               *Blue Sky fees and expenses                           0
               *Legal fees and expenses                         25,000
               *Accounting fees and expenses                     7,500
               *Miscellaneous                                      500
               *TOTAL                                       $44,669.74


*Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The registrant's Restated Certificate of Incorporation provides that it shall indemnify its officers, directors, employees and agents to the full extent permitted by law.


     Statutory authority for such indemnification is contained in Title 14A, New Jersey Business Corporation Act, Revised Statutes of New Jersey, N.J.S.A. 14A:3-5, the material provisions of which may be summarized as follows:



     NON-DERIVATIVE PROCEEDINGS (PROCEEDINGS OTHER THAN THOSE BROUGHT BY OR IN THE RIGHT OF THE CORPORATION). A corporation may indemnify an actual or prospective party to a proceeding or investigation if he became such because he is or was a director, officer, employee or agent of the corporation, or of a constituent corporation absorbed by such corporation in a consolidation or merger, or is or was serving at the request of the indemnifying or constituent corporation as a director, officer, trustee, employee or agent of another enterprise. To be eligible for such indemnity, the party must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and also, in a criminal proceeding, he must have had no reasonable cause to believe that his conduct was unlawful. Such indemnity may be against judgments, fines, settlements, and penalties and reasonable expenses (including counsel fees) incurred in connection with such proceeding.


     DERIVATIVE PROCEEDINGS (PROCEEDINGS BY OR IN THE RIGHT OF THE CORPORATION). A corporation may indemnify such actual or prospective party to a proceeding or investigation against his reasonable expenses (including counsel fees) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, but not against judgments, fines, settlements or penalties in connection with such proceedings or investigation. However, if such party has been adjudged to be liable to the corporation, he may be indemnified for expenses only if a court determines that, despite such adjudication of liability, in the circumstances of the case indemnity of such party is fair and reasonable.

     DETERMINATION REGARDING INDEMNIFICATION. Indemnification of a party (unless ordered by a court) is dependent upon a determination that such indemnification is proper because the party has met the above standards applicable to him, such determination to be made by (a) the Board of Directors or a committee thereof acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceedings or
(b) under certain circumstances, by independent legal counsel in a written opinion or by the shareholders of the corporation. Upon the making of such determination in the appropriate manner, a corporation may advance expenses in connection with a proceeding upon receipt of an undertaking by the party to repay them if it is ultimately determined that he is not entitled to indemnification.


     OTHER MATERIAL PROVISION. In all cases, if the party has been successful in a proceeding on the merits or otherwise, or in defense of any matter therein, he is entitled to indemnification for his reasonable expenses (including counsel fees). The indemnification provided by statute is not exclusive of other rights of indemnification and inures to the benefit of the party's legal representative. A corporation may purchase and maintain insurance against expenses incurred by, and liabilities asserted against, directors, officers, employees or agents whether or not the corporation would be empowered to provide such indemnity.


ITEM 16.  EXHIBITS.


     The  following  exhibits,  which   are  furnished  with  this  Registration
Statement or incorporated herein by reference, are filed as part of this Registration Statement.


EXHIBIT INDEX



*4.1   Specimen Form of Common Stock Certificate.
#5     Opinion of McDermott, Will & Emery

#23.1  Consent of Ernst & Young LLP.
#23.2  Consent of McDermott, Will & Emery (contained in Exhibit 5).

24     Power of Attorney (on signature page).

________________________
* Filed as an Exhibit to Registrant's Registration Statement on Form S-4 (No. 33-85234) effective January 6, 1995.

#    Filed herewith.


ITEM 17.  UNDERTAKINGS.


(a)  The undersigned Registrant hereby undertakes:


     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;


          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and


          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.


     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Guttenberg in the State of New Jersey, on December 31, 1997.


                                        KTI, INC.


                                        By:/s/ Martin J. Sergi


                                              Martin J. Sergi
                                              President



                                        By:/s/ Ross Pirasteh

                                              Ross Pirasteh

                                              Chairman of the Board of Directors


     Pursuant   to  the  requirements  of  the  Securities  Act  of  1933,  this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                                POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Ross Pirasteh and Martin J. Sergi or any of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



SIGNATURE                    TITLE                  DATED



/s/ Ross Pirasteh            Chairman of the Board of       December 31, 1997

Ross Pirasteh                Directors, Chairman of the

                             Executive Committee and
                             Director



SIGNATURE                    TITLE                  DATED





/s/ Martin J. Sergi          Vice Chairman, President,      December 31, 1997

Martin J. Sergi              and Director (Principal Financial
                             Officer and  Principal

                             Accounting Officer)





                             Director             December 31, 1997

Dibo Attar




/s/ Paul Kleinaitis          Director             December 31, 1997
Paul Kleinaitis




/s/ Jack Polak               Director             December 31, 1997

Jack Polak




/s/ Jeffrey R. Power         Director             December 31, 1997
Jeffrey R. Power




/s/ Wilbur Ross                                   Director  December 31, 1997

Wilbur Ross